Exhibit 1.01

CONFLICT MINERALS REPORT
E. I. DU PONT DE NEMOURS AND COMPANY
For the reporting period from January 1, 2017 to December 31, 2017
This Conflict Minerals Report (the “Report”) of E. I. du Pont de Nemours and Company, (“DuPont” or the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities and Exchange Act of 1934, as amended, for the reporting period January 1, 2017 to December 31, 2017.
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products containing minerals specified in the Rule which are necessary to the functionality or production of those products. The specified minerals, collectively referred to in this Report as “Conflict Minerals” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and this Report are the Democratic Republic of the Congo (“DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, DuPont does not directly purchase these minerals from smelters or mines and works closely with suppliers to ensure responsible sourcing of Conflict Minerals necessary to the production or functionality of its products. DuPont’s Statement of Principles regarding the sourcing of Conflict Minerals is available on its website at http://www.dupont.com/corporate-functions/our-company/insights/articles/position-statements/articles/conflict-minerals.html.

Description of the Company’s Products Covered by this Report
This Report relates to products for which Conflict Minerals are necessary to the functionality or production of that product that were manufactured, or contracted to be manufactured, by DuPont and for which the manufacture was completed during calendar year 2017 (the “2017 Covered Products”). The 2017 Covered Products are part of DuPont’s electronics and imaging product line; the safety and construction product line, which includes engineered products; and the transportation and advanced polymers product line which offers a broad range of polymer-based materials.
DuPont was founded in 1802 and was incorporated in Delaware in 1916. DuPont is a science company helping customers find solutions to capitalize on areas of growing global demand — enabling more, safer, nutritious food; creating high-performance, cost-effective and energy efficient materials for a wide range of industries; and increasingly delivering renewably sourced bio-based materials and fuels. The Company undertook an extensive process through its Product Stewardship organization to identify products containing Conflict Minerals necessary to their functionality or production.

The Company’s Reasonable Country of Origin Inquiry
For each of the 2017 Covered Products, DuPont conducted in good faith, a reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals. This reasonable country of origin inquiry included:

1.	Mapping the company's supply chain,

2.	Contacting each supplier or vendor to determine if the minerals were sourced from the Democratic Republic of the Congo or adjoining countries, or were derived from scrap or recycled material, and

3.
Obtaining written certifications from suppliers regarding the source for the 2017 necessary Conflict Minerals through the Conflict Mineral Reporting Template, a standardized reporting template developed by the Responsible Minerals Initiative, (“RMI”) formerly known as the Conflict-Free Sourcing Initiative.

The RCOI was reasonably designed to determine whether any of the Conflict Minerals contained in the 2017 Covered Products originated in the Covered Countries and whether the Conflict Minerals originated from recycled or scrap sources. DuPont does not directly purchase these minerals from smelters or mines and works closely with suppliers to ensure responsible sourcing of Conflict Minerals necessary to the production or functionality of its products. However, the Company’s supply chains with respect to its 2017 Covered Products are complex and there are many third parties in the supply chains between the ultimate manufacture of the Covered Products and the original sources of the Conflict Minerals.
Following the Company’s RCOI, the Company identified that it had sourced Conflict Minerals from two suppliers for manufacture of 2017 Covered Products (“Identified 2017 Covered Products”) for which it needed to conduct additional due diligence. The Identified 2017 Covered Products are part of the Company’s safety and construction and transportation and advanced polymers product lines.
DuPont’s Due Diligence Process
The Company conducted supply chain due diligence in accordance with the framework of the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas; Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), on the source and chain of custody of the Conflict Minerals contained in the Covered Products. The OECD Guidance provides a five-step framework for risk based due diligence in the mineral supply chain. The five steps are (1) establish strong company management systems, (2) identify and assess risks in the supply chain, (3) design and implement a strategy to respond to identified risks, (4) carry out an independent third party audit of the smelters’/refiners’ due diligence and (5) report on supply chain due diligence.
Step One: Establish Strong Company Management Systems
As a global purchaser and supplier of goods, DuPont is committed to preventing the use of Conflict Minerals that fund armed conflict in the DRC and adjoining countries. DuPont does not directly purchase these minerals from smelters or mines and works closely with suppliers to ensure responsible sourcing of Conflict Minerals necessary to the production or functionality of its products. DuPont’s

Statement of Principles regarding the sourcing of Conflict Minerals is available on its website at www.dupont.com/corporate-functions/our-company/insights/articles/position-statements/articles/conflict-minerals.
DuPont established an internal “Conflict Minerals” team led by its Vice President-Sourcing & Logistics and Chief Procurement Officer to champion compliance with its Statement of Principles, disclosure requirements regarding Conflict Minerals, and communications with its suppliers and customers. The team regularly reviews the status of its efforts with senior management, including the Chief Financial Officer, and the DuPont Audit Subcommittee of the DowDuPont Audit Committee.
The Company established a data management and record retention program and maintains a “Master Supplier Database” which is utilized to manage supplier contact information and to send an initial request for information from suppliers as part of DuPont’s RCOI.
Step Two: Identify and Assess Risks in the Supply Chain.
The Company took additional steps regarding the source and supply chain for Conflict Minerals supplied by the two suppliers and used in the Identified 2017 Covered Products.
The Company does not have a direct relationship with the smelters and mines at issue since it does not directly purchase these minerals from smelters or mines. However, the Company actively engages in trade associations and other external groups which include major manufacturers in the chemicals and electronics industries as well as other manufacturing sectors. The Company leverages industry-wide initiatives to understand and evaluate upstream actors in the supply chain, including the Conflict Free Sourcing Initiative now known as the Responsible Minerals Initiative (“RMI”) and the related Conflict Minerals Reporting Template (“CMRT”). The Company’s due diligence included reliance on work conducted by the RMI, specifically the Conflict-Free Smelter Program, now known as the Responsible Minerals Assurance Program, (“RMAP”), which offers an independent, third-party audit that determines which smelters and refiners can be validated as “conflict-free,” in line with current global standards.
DuPont worked directly with the suppliers and received a completed CMRT from each supplier verifying that the Conflict Minerals used in the Identified 2017 Covered Products were sourced from multiple smelters and refineries each of which had been audited and validated by the RMAP.

Product Line	2017 Identified Covered Product	Conflict Mineral	Covered Country
Transportation and Advanced Polymers Safety and Construction
All Grades – Tin Powder

Various Tychem® Protective Garments and Accessories including, but not limited to, Shoe/Boot Covers, Sleeve Protectors,
Tops (like frocks, smocks, jackets); Bottoms (like pants, overalls); Coveralls
Level B encapsulated suits
Level A encapsulated suits
Miscellaneous

		Tin Tin Tantalum Tungsten Gold	Democratic Republic of Congo; Rwanda Democratic Republic of Congo, Zambia

Step Three: Design and Implement a Strategy to Respond to Identified Risks.
For risks identified as a part of the due diligence process, the Company has established an ongoing risk management and assessment program that includes:

a.	Contractually obligating suppliers to provide information regarding source and supply chain for Conflict Minerals as a part of new agreements and contract renewals;

b.	Educating direct suppliers to increase knowledge of reporting responsibilities and to improve the information contained in supplier survey responses; and

c.	Participating in relevant industry groups and trade associations to timely identify industry best practices regarding responsible sourcing of Conflict Minerals.

Step Four: Conducting independent third-party audit of supply chain due diligence at identified points in the supply chain.
Due to the complexity of its supply chains, the Company does not have direct relationships with Conflict Minerals smelters and refiners and does not perform or direct audits of these entities within its supply chain. The Company does support and leverage audit work conducted by the RMI to comply with the OECD Guidance to conduct independent third-party audits. The RMI has implemented a RMAP and has been conducting mineral audits for several years. The Company also collaborates with other industry associations as well as with its suppliers and customers to validate information obtained from several different sources.
Step Five: Report on supply chain due diligence.
The Company has filed its Form SD and Conflict Minerals Report to report on its supply chain due diligence.